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MAZZONE & ASSOCIATES, LLC

FINANCIAL STATEMENTS

(PUBLIC)

For the Year Ended December 31, 2025



Ascent CPA Group, LLC

CPAs & Trusted Advisors. 3372 Peachtree Road, NE - Suite 115

Atlanta, GA 30326

https://www.ascentcpa.com/

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Mazzone & Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mazzone & Associates, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Mazzone & Associates, LLC as of December 31,

2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mazzone & Associates, LLC's management. Our responsibility is to express an opinion on Mazzone & Associates, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mazzone & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ascent CPA Group, LLC

We have served as Mazzone & Associates, LLC's auditor since 2017. Atlanta, Georgia

February 27, 2026

TABLE OF CONTENTS

Assets

Cash $ 252,598

Accounts Receivable 68,382

Prepaid expenses 1,868

Property and equipment, net 82,859

Right of use asset - operating lease 721,815

Deposits 7,299

Total assets

$

1,134,821

Liabilities

Accounts payable and accrued expenses $ 22,316

Lease liability- operating lease 811,377

Total liabilities

833,693

Member's equity

Member's paid-in capital 698,933

Member's equity retained (deficit) (397,805)

Total member's equity

301,128

Total liabilities and member's equity $ 1.134.821

1. Organization and description of business

Mazzone & Associates, LLC (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides agency transactions, investment banking, mergers and acquisitions advis01y, and corporate finance services including structuring debt to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions. Because of the nature of this business, the Company may experience long periods of time without closing a transaction. The Company, a Georgia LLC formed as a corporation on February 2, 2007 and converted to an LLC on January 1, 2023, is based in Atlanta, Georgia.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Income presents the segment revenue and expenses for the year ending December 31, 2025.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. Investment banking, investment advisory fees, and other advisory services

Investment banking revenues include fees and commissions, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment adviso1y fees include mergers and acquisitions transaction fees earned. Other advisory services include fees earned from providing merger and acquisition and financial advis01y services. Investment banking, investment advis01y fees, and other advisory services are recorded at the date of settlement or the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions are also recorded at the date of settlement.

2. Summary of significant accounting policies (continued)

c. Adve1tisi11g costs

Advertising and promotion expenses are recognized as incurred. During the year ended December 31, 2025 the Company expensed advertising and marketing costs of approximately $46,254.

d. Income taxes

Effective Janua1y 1, 2023 the Company terminated its election to be taxed as an S Corporation for income tax purposes, converted from a Domestic Profit Corporation to a single-member Domestic Limited Liability Company that is a disregarded entity for income tax purposes and changed its name from Mazzone & Associates, Inc. to Mazzone & Associates, LLC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its member.

FASB ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC 450, Contingencies. Management believes there are no material estimates that should be accrued as of December 31, 2025. The Company is no longer subject to examination by taxing authorities for tax years prior to 2022.

e. Cash and cash equivalents

The Company considers all cash and money market investments with original maturities of three months or less to be cash equivalents.

f Accounts receivable

Accounts receivable represents amounts that have been earned and billed to clients of the Company. As of January 1, 2025, opening accounts receivable totaled $148,362. An allowance for credit losses is an estin1ate based on historical account write-off trends, facts about the current financial condition of the client, the age of past due accounts, forecasts of future operating results based upon current trends and macroeconomic factors. As of December 31, 2025 the Company considered 100% of the receivables to be collectible, therefore no allowance for credit losses was necessary.

g. Property and equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially

extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture and fixtures, software, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

h. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

i. Fair value of financial instruments

The Company determines the fair value of financial instruments in accordance with FASB ASC 820 which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820, Fair Value Measurements and Disclosures, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the

2. Summary of significant accounting policies (continued)

use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The lease asset was recorded at fair value as of December 31, 2025. See Note 4 - Operating Leases.

j. Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers. The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

1. Identification of the contract with the customer;
2. Identification of the performance obligation(s) under the contract;
3. Determination of transaction price;
4. Allocation of the transaction price to the identified performance obligation(s); and
5. Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Revenues consist of consulting fees and success fee income for deals that are brokered. The Company recognizes revenue when services are performed. Other advisory services are based on a fixed monthly fee, billed on a monthly basis and recognized as revenue upon completion of the services each month.

k. Accounting for Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842). The update aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company adopted the standard on January 1, 2020. See Note 4 - Operating Leases.

l. Subsequent events

The Company evaluates subsequent events in accordance with FASB ASC 855, Subsequent Events. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 27, 2026.

3. Property and equipment

Property and equipment recorded at cost as of December 31, 2025, consists of the following classifications:

Equipment	$ 98,027
Furniture and fixtures	123,505
Telephone	10,449
	231,981
Less accumulated depreciation	(149,122)
Net property and equipment	

$ 82,859

Depreciation expense charged to operations totaled $26,853 for the year ended December 31, 2025.

4. Operating leases

The Company leases space under a non-cancelable operating lease agreement for office space with remaining lease terms of 7 years. The lease asset and liability considers renewal options when they are reasonably certain of being exercised.

The following is a summary of net lease cost and other selected information related to operating leases:

Net lease costs

Weighted average remaining lease term (years) Discount rate

$149,194

5.75

7.0%

The discount rate is estimated using the Company's incremental borrowing rate. Maturities of leases payments, undiscounted cash flow and lease liability were as follows:

5. Retirement plan

The Company has a simplified employee pension plan (SEP) (the "Plan") for employees. Under the Plan, the Company makes discretionary contributions to traditional IRA accounts on behalf of eligible employees. Employees are 100% vested in all contributions. For the year ended December 31, 2025, the Company did not make a contribution to the Plan.

6. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not cany accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000,

whichever is greatest. As of December 31, 2025, the Company has net capital of $140,720, which exceeds its requirement of $7,459 by $133,261.

7. Concentrations and contingencies

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2025 the cash balance exceeded federally insured limits by $2,598.

During the year ended December 31, 2025, four customers accounted for 88% of success fee revenues and three customers accounted for 52% of consulting fee income

The Company is engaged in various agency and investment banking brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

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